Lumentum Holdings Inc.

400 N. McCarthy Boulevard

Milpitas, CA 95035

May 31, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Courtney Lindsay

Re:	Lumentum Holdings Inc.

Registration Statement on Form S-4

File No. 333-224991

Acceleration Request

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Lumentum Holdings Inc., a Delaware corporation (the “Issuer”), hereby respectfully requests that the effectiveness of the above captioned registration statement be accelerated so that it becomes effective at 5:30 p.m., Eastern Time, on May 31, 2018, or as soon thereafter as practicable, or at such later time as the Company may orally request via telephone call to the staff of the Securities and Exchange Commission. The Issuer hereby authorizes each of Robert T. Ishii, Lisa L. Stimmell, and Derek Liu of Wilson Sonsini Goodrich & Rosati, Professional Corporation, counsel to the Issuer, to make such request on its behalf.

Please contact Robert T. Ishii of Wilson Sonsini Goodrich & Rosati, Professional Corporation, at (415) 947-2040 with any questions you may have concerning this request. In addition, please provide a copy of the Commission’s order declaring the registration statement effective to Mr. Ishii via facsimile at (415) 947-2099 or via email at rishii@wsgr.com and via mail at Wilson Sonsini Goodrich & Rosati, Professional Corporation, One Market Plaza, Spear Tower, Suite 3300, San Francisco, CA 94105-1126.

Sincerely,

LUMENTUM HOLDINGS INC.

By:	/s/ Alan Lowe
Name:	Alan Lowe
Title:	President and Chief Executive Officer